SKY DIGITAL STORES CORP.
8/F, South Block, Yuan Xing Technology Building,
1 Song Ping Shan Road, High-tech Park,
Nanshan District, Shenzhen, P.R.C.

August ___, 2011

VIA EDGAR
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn: Larry Spirgel

Re:	Sky Digital Stores Corp.
Form 8-K
Filed May 6, 2011
File No. 000-52293

Dear Mr. Spirgel:

We are responding to comments contained in the Staff letter, dated July 22, 2011, addressed to Mr. Lin Xiangfeng, the Company’s Chief Executive Officer and Chairman of the Board, with respect to the Current Report on Form 8-K/A (the “Filing”) of SKY Digital Stores Corp. (the “Company”) filed on July 12, 2011.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

General

1.
We note your response to comment two in our letter dated June 2, 2011. Your reference to identical industry research and statistics found in a third party prospectus is not responsive, however.  Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support.  This includes the China Mobile Phones Market and Industry Survey referenced on page 17, and “a market research” on page 16.  Likewise, with respect to Exhibit A of your response, “Market Share of the Domestic Mobile Phone Market in August,” please identify the source of the data found there, and advise us for which statements within your Form 8-K/A the translated article provides support.

Response:

The inclusion of Exhibit A to our response filed on July 12, 2011 was an inadvertent error.

The highlighted statements in Exhibit I provide support to our statement that “In 2009, the number of mobile phone subscribers increased by 16.6% to 747.4 million, compared to 641.2 million in 2008” in the section entitled “Industry’s Future”. A copy of the Exhibit B is publicly available at http://www.miit.gov.cn/n11293472/n11293832/n11294132/n12858447/13011909.html.

The highlighted statements in Exhibit II provide support to our statements that “total CDMA phone sales exceeded 30 million in Year 2009. There were 600 models of CDMA phones available in the market in Year 2009, compared to 150 models in Year 2008 as China Telecom began its CDMA network deployment. As for 3G phones, based on statistics compiled by marketing consultant firms within the sector, 3G subscribers exceeded 10 million in Year 2009 in China and 3G (EVDO) subscribers of China Telecom exceeded 4.81 million. The increase in CDMA mobile phone sales signifies efficiency and performance of China Telecom in its mobile phone business segment. In terms of competition in mobile communication sector, mobile phone sales are one of the key factors, by which the maturity of mobile phone sector and efficiency of the mobile phone channel determine the ups and downs of each mobile phone carriers. Especially in the 3G era, mobile phone sales are an important part of marketing strategy of mobile phone carriers.” A copy of the Exhibit C is publicly available at http://3glife.mop.com/sd/4193.shtml.

We are unable to obtain a copy of the 2009 China Mobile Phones Market and Industry Survey by Sino. The section entitled “Industry’s Future” has been revised as follows:

The mobile phone market in China has experienced rapid growth in recent years. Because of limited fixed line infrastructure, wireless mobile communication has become an increasingly important medium of communication in China. In 2009, the number of mobile phone subscribers increased by 16.6% to 747.4 million, compared to 641.2 million in 2008, according to the PRC Ministry of Industry and Information Technology, or the MIIT. ~~Mobile phone sales in China exceeded 171 million units in 2009, and are expected to grow to 210 million units in 2012, representing a CAGR (Compound Annual Growth Rate) of 7.1%, according to the 2009 China Mobile Phones Market and Industry Survey by Sino, a subsidiary of the worldwide market research company, GFK Group.~~

Organizational & Subsidiaries, page 6

2.
We note your response to comment five in our letter dated June 2, 2011.  Please explain in further detail how the Provision on the Takeover of Domestic Enterprises by Foreign Investors does not apply to the acquisition of Donxon and the establishment of XTK.  Provide a step-by-step discussion incorporating the rules, your corporate structure and the respective dates.

Response:

Article 10 of the Provision on the Takeover of Domestic Enterprises by Foreign Investors (hereinafter referred to as “No. Ten Provision”) provides that when a domestic company, enterprise or natural person intends to take over an affiliated domestic company through an offshore company which it lawfully established or controls, the transaction shall be subject to the examination and approval of the MOFCOM.

The Company’s history is as follows:

On April 9, 2003, Lin Xiangfeng, a Chinese citizen, established Donxon under the laws of PRC. On September 30, 2010, Cheung YatKin, a Hong Kong resident and for the purposes of the No. Ten Provision, a non- domestic natural person, established FDH. On November 3, 2010, FDH acquired Donxon. This is an acquisition of a domestic enterprise established by a domestic natural person by a foreign company established by a non-domestic natural person. Therefore, this transaction is not subject to Article 10 of the No. Ten Provision. On November 3, 2010, immediately after the acquisition of Donxon by FDH, Cheung YatKin sold the shares in FDH to a few domestic natural persons and entities including Lin Xiangfeng.

On February 28, 2011, FDH established a wholly foreign-owned enterprise XTK under PRC laws. On April 7, 2011, XTK acquired Dasen, a domestic enterprise which was incorporated on November 26, 2007. This transaction is an acquisitions of a domestic enterprise by a domestic enterprise, and hence not subject to the No.10 Provision.

3.
We note your responses to comments seven and 13 in our letter dated June 2, 2011.  Please also include Guan Yinyan’s 20% ownership interest in FDSC in your organizational chart.  We note Guan Yinyan is the CEO and Chairman of Dasen.

Response:

The organizational chart has been revised to include Guan Yinyan’s 20% ownership interest in FSDC.

Furthermore, our statement that Mr. Guan Yinyan is the CEO and Chairman of Dasen was an inadvertent error. He resigned as the CEO and Chairman of Dasen on April 7, 2011. He is currently a management consultant of XTK and does not hold any executive or director positions of Dasen. The Filing has been revised accordingly.

Donxon, page 7

4.
We note your response to comment 11 in our letter dated June 2, 2011.  Yet, your disclosure is still unclear as to your relationship with China Mobile, China Telecom and China Unicom.  Please revise your disclosure throughout your Form 8-K to specifically discuss your business relationships with these entities.  We note your disclosure that you “focus on” and are “leveraging on the business relationship” with China Mobile, China Telecom and China Unicom.

Response:

In response to Comment 4, the seventh paragraph of the section entitled “Donxon” has been revised as follows:

With the growth of consumers in the electronics sector, the changes and expansion of the market, Donxon pushes further for innovation while maintaining sales efforts in existing products (such as GSM phones and CDMA phones through its channels). Donxon collects data on consumer demands from the market and the distribution channels of the 3 major carriers: China Telecom, China Mobile and China Unicom. Donxon worked with design houses and solution vendors to tailor the products to meet the specified technical requirements of each major carrier ~~to enter the 3G market~~. ~~Leveraging on the business relationship with China Telecom, China Mobile and China Unicom to secure orders from these major carriers.~~  Donxon continues to search for business opportunities in China and the international markets.”

Business Model, page 12

5.
We note your response to comment 16 in our letter dated June 2, 2011; however, your response does not adequately address the substance of our comment.  Please revise to include narrative disclosure explaining your Design and Development Procedure Chart on page 13.

Response:

The Filing has been revised to include the following narrative disclosure explaining the Design and Development Procedure Chart:

Design and development flow:
1.           Direct Sales team collects data on consumer demands and reports such demands to product managers;
2.           Technical team monitors technology trends and emerging components;
3.           Product managers work with design houses, sales team and technical team to finalize product designs;
4.           After internal approval, the new products go through appearance design flow, prototyping, trial production process, with focus on technical review and quality assurance; and
5.           Each product has to go through trial production processes, reliability test, China CTA test and manufacture process review before release for production and sales.

XTK and its subsidiaries, Dasen and FDSC, page 13

6.
We note your disclosure that the remaining 30% ownership of the shares of FDSC are held by two PRC citizens, Guan Yinyan and Guan Yujian, who are not related parties to the Company.  However, we note disclosure in the amended Form 8-K that Guan Yinyan is the CEO and Chairman of Dasen.  In addition, we note related party disclosure on page 47 that Guan Yinyan currently has a consultancy agreement with XTK for a total consideration of $303,407.  Please revise to reconcile the inconsistency in your disclosure.

Response:

The Filing has been revised as follows under the section entitled “XTK and its subsidiaries, Dasen and FDSC”:

XTK was established by FDH on February 28, 2011 in Shenzhen, PRC. It was a newly established management company set to focus on the management and future merger or acquisition of franchisee chain stores that sell mobile communication and digital products and provide after-sales services. XTK completed a 100% ownership acquisition transaction with Dasen on April 7, 2011 and has an indirect interest ownership of 70% of FDSC through Dasen. The remaining 30% ownership of the shares of FDSC are held by two PRC citizens ~~who are not related parties to the Company~~. Guan Yinyan holds 20% while Guan Yujian holds 10%. Guan Yinyan was the CEO and Chairman of Dasen. He resigned from all executive and director positions from Dasen on April 7, 2011. Dasen was established on November 26, 2007 in Shenzhen, PRC. FDSC was established on January 19, 2007 in Foshan, PRC. A 70% interest ownership of FDSC was acquired by Dasen on January 7, 2008. Except as otherwise disclosed herein or incorporated herein by reference, there have been no bankruptcy and no other reclassification, merger or purchase or sale of assets from XTK and its subsidiaries.

Risk Factors, page 17

7.
We note your response to comment 25 in our letter dated June 2, 2011.  However, we note you did not provide an analysis as to whether you will be treated similar to a Chinese enterprise for income tax purposes under the Enterprise Income Tax Law (EIT).

Response:

Article 2 of the People’s Republic of China on Enterprise Income Law (“EIT”) categorizes enterprises into resident enterprises and non-resident enterprises. It defines “non-resident enterprises” as enterprises that are incorporated under the laws of a foreign country (region) whose “de factor management body” is outside of China. For the purposes of the EIT, non-resident enterprises may maintain institutions or premises in China or have income generated in China. Article 3 of the EIT provides that non-resident enterprises that have no institutions or premises or whose institutions and premises don’t generate income in China are subject to income tax on its income generated directly in China.

The Company is a U.S. company incorporated under the laws of Nevada and does not have its “de facto management body” in mainland China. Therefore, it’s categorized as a non-resident enterprise under the EIT. Its income is generated through FDH, a company incorporated in Hong Kong, not directly in China for the purposes of the EIT. Therefore, the Company is not subject to enterprise income taxes under the EIT.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 34

Results of Operations, page 35

8.	Please explain in what context Dasen is considered to be among the top five retail stores for China Unicom in Guangzhou.

Response:

Our statement that Dasen is among the top five retail stores for China Unicom in Guangzhou was inadvertently stated in error. The ninth paragraph in the section entitled “Results of Operations” is revised as follows:

Net income from the stores has been flat for the past two years.  We expect to improve net income by taking advantage of the recent smartphone market demands and 3G subscriber growth.  ~~Dasen is among the top five retail stores for China Unicom in Guangzhou.~~  Net income is expected from these stores as increased subscription is anticipated for smartphone.

Item. 4.01 Changes in Registrant’s Certifying Accountant, page 48

9.
You do not appear to have filed the letter from BNP as an exhibit to your Form 8-K.  Please amend your Form 8-K to include the required letter from your former accountant indicating whether or not they agree with your disclosures in the Form 8-K.

Response:

We have included a letter from BNP indicating that they agree with our disclosures in the Form 8-K.

Pro Forma Condensed Combined Financial Statements

A pro forma balance sheet presentation as of the latest balance sheet included in the filing is required.  In light of the updated pro forma balance sheet information as of March 31, 2011, please remove the pro forma balance sheet as of December 31, 2010 from your filing.

Response:

The pro forma balance sheet as of December 31, 2010 has been removed from our Filing.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Lin Xiangfeng
Chief Executive Officer and Chairma

Exhibit I

2009年全国电信业统计公报

【发布时间:2010年02月03日】 【来源：】 【字体：大 中 小】

2009年，在党中央、国务院的正确领导下，我国电信业紧紧围绕“保增长、扩内需、调结构、惠民生”的目标，认真落实应对国际金融危机的各项政策措施，积极开展3G 建设及业务应用，大力推进TD产业化、商业化进程，加快通信业转型步伐，市场竞争格局得到进一步优化，全行业保持平稳健康发展。

一、总体情况

初步核算，2009年累计完成电信业务总量25680.6亿元，同比增长14.4%;实现电信主营业务收入8424.3亿元，同比增长3.9%;完成电信固定资产投资3724.9亿元，同比增长26.1%;实现电信增加值5012.2亿元，同比增长7.0%。

2009年，电信综合价格水平同比下降了9.0%。

(亿元)
30000
25000
20000
15000
10000
5000
0
13.2%
11.2%
10.5%
9.0%
6.0%
2005年
2006年
2007年
2008年
2009年
电信业务总量
电信主营业务收入
电信综合价格水平下降幅度

图1. 2005-2009年电信综合价格水平下降情况

二、电信用户

2009年，全国电话用户净增7946.7万户，总数达到106107.2万户。移动电话用户在电话用户总数中所占的比重达到70.4%，移动电话用户与固定电话用户的差距超过4亿户。

表1. 2005-2009年电话用户到达数和净增数

	单位	2005年	2006年	2007年	2008年	2009年

到达数	万户	74385.1	82884.4	91273.4	98160.4	106107.2
净增数	万户	9727.0	8499.3	8389.1	6866.1	7946.7

(万户)
80000
70000
60000
50000
40000
30000
20000
10000
0
52.9%
55.6%
59.9%
65.3%
70.4%
2005年
固定

8/14/2011 11:47:18 PM

Sticky Note

Translated: In 2009, China Mobile users net increase by 106.138M, reach a total of 747.384M users. China seen highest growth rate for mobile user base in 2009. In particular, 10.551M users added to mobile user base in March 2009. This set a record for single month growth. Mobile phone penetration reached 56.3 units per 100 people in China. A increment of 7.8 units per 100 people compare with 2008.

(一)移动电话用户

2009年，全国移动电话用户净增10613.8万户，达到74738.4万户。2009年是移动电话用户增长最多的一年，其中3月份净增移动电话用户1055.1万户，刷新单月增长纪录。移动电话普及率达到56.3部/百人，比上年底提高7.8部/百人。

(万户)
1100
1000
900
800
700
600
500
400
300
2007
2008
2009
1月
2月
3月
4月
5月
6月
7月
8月
9月
10月
11月
12月

图3. 2007-2009年移动电话用户各月净增比较

移动电话用户中，移动分组数据用户净增12924.0万户，达到38455.9万户。移动分组数据业务的渗透率从上年底的39.8%进一步上升到51.5%。

Exhibit II

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中国电信09年销售C网终端3000万部 3G用户481万

2010-01-20 14:23:58 来 源：搜狐IT 喜欢

【搜狐IT消息】1月20日消息，搜狐IT获悉，中国电信2009年CDMA终端总销量超过3000万部，类型多达600款，比中国电信2008年底接收CDMA网络时的150款，上升了四倍。来自业内咨询公司的数据显示，中国电信CDMA终端销量，是此前历史上最佳同期销量的3倍，到2009年12月，中国电信终端销量已占市场总销量的23%，其中，终端社会化采购比例，更是高达72%。

中国电信3G用户达481万

终端曾是中国电信接收C网以来最担心的领域之一。2009年6月，在一次业内会议上，中国电信总经理王晓初曾发出著名的"汗颜论"，面对上百家CDMA手机厂商，王晓初说，"中国电信年初采购了100万台3G终端,但到昨天为止,我们一共才拿到27万台，已经卖出了十多万台，目前在只剩十几万台存货的情况下，想组织一次有力的销售活动都不可能。想问在座各位是否汗颜?"然而半年之后，中国电信CDMA终端的情况令业界大吃一惊。根据第三方数据，2009年整体CDMA终端销售超过3000万部。CDMA终端款型2009年底多达600款，而2008年底中国电信刚接手C网时，款型只有150余款。

在3G手机方面，根据业内咨询公司的相关统计，2009年，中国3G用户已经超过了1000万，中国电信的3G用户也超过了481万。对此，在日前召开的中国电信集团公司2010年度工作会议上，中国电信总经理王晓初也说，经过一年的努力，中电信移动业务收入稳步增长，用户规模迅速扩大，成为拉动收入增长的重要动力。

手机商积极加入C[illegible]

CDMA手机厂商的[illegible]
CDMA终端相关企业已[illegible]
中兴、诺基亚、摩托罗[illegible]
TCL、波导、恒基伟业[illegible]
CDMA手机厂商也数量[illegible]
由过去的高通一家独[illegible]
中邮通信、深圳爱施德[illegible]

对此，中国电信相[illegible]
之意："我们深知取得[illegible]
的支持。因为正是你们[illegible]
营销能力和优良的服务[illegible]
的完美结合，才吸引了[illegible]
唇齿相依、相互依赖、合作共赢的深厚伙伴情谊"。

8/14/2011 11:43:30 PM

Sticky Note

Based on third party data, in 2009 CDMA terminal sales exceeded 30M units. By end of 2009, there are more than 600 models of CDMA phones available, compared to more than 150 models in 2008 when China Telecom launched CDMA Services.
For 3G phones, based on industrial statistics compiled by market research agency, in 2009, 3G subscribers in China exceeded 10M, China Telecom 3G subscribers of China Telecom exceeded 4.81M.

终端升级为战略竞争手段

终端作为业务的载体，在3G时代显得尤为重要。据悉，近日，中国移动成立了终端管理部，这说明中国移动对终端产品非常重视；其次，独立的二级部门更加有利于终端工作的统筹管理。

而从另外一方面来说，这也反衬移动终端管理的重要性及中国电信、中国联通在终端管理上的更成熟。CDMA手机的销量提升也反映了中国电信对移动终端管理在09年的务实和成效。从移动通信业的竞争来说，终端是具有决定性的关键要素之一，终端产业链能否成熟繁荣、终端渠道是否畅通都决定着运营商的起伏。尤其是在3G时代，终端是运营商的营销策略的支撑，实际上也决定着运营商的底气。